Exhibit 1

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Uruguay corresponding to the headings below that are contained in this Exhibit 99.D to Uruguay’s annual report on Form 18-K for the fiscal year ended December 31, 2017.

GROSS DOMESTIC PRODUCT AND STRUCTURE OF THE ECONOMY

The following tables set forth information regarding GDP and expenditures for the periods indicated. This information is based on 2005 prices (in accordance with the Integral Revision of the National Accounts published by Banco Central in March 2009) to eliminate distortions introduced by changes in relative prices.

GDP and Expenditures(1)

(millions of 2005 pesos, except as otherwise indicated)

	As of September 30,
	2017	2018
GDP	Ps. 515,553.2	Ps. 527,255.0
Imports of goods and services	161,195.5	167,531.0

Total supply of goods and services	676,748.8	694,785.9
Exports of goods and services	160,172.9	152,518.9

Total goods and services available for domestic expenditures	Ps. 516,575.8	Ps. 542,267.0

Allocation of total goods and services:
Consumption (public and private)	439,144.8	449,844.5
Gross investment (public and private)	77,431.0	92,422.5

Total domestic expenditures(2)	Ps. 516,575.8	Ps. 542,267.0

(1)	Preliminary data.
(2)	Totals may differ due to rounding.

Source: Banco Central.

Change in GDP by Expenditure

(% change from previous period, 2005 prices)

January/September 2017/2018(1)
Government consumption	0.7%
Private consumption	2.7
Gross fixed investment	1.2
Public sector	7.2
Private sector	—
Exports of goods and services	(4.8)
Imports of goods and services	3.9

(1)	Preliminary data.

Source: Banco Central.

Principal Sectors of the Economy

The following tables set forth the components of Uruguay’s nominal gross domestic product (“GDP”) and their respective growth rates as of the dates and for the periods indicated.

Nominal GDP by Sector(1)

(in millions of US$ and % of GDP, nominal prices)

	As of September 30,
	2017			2018
Primary activities(2)	US$	2,344.4	5.4%	US$	2,445.3	5.5%
Manufacturing		5,040.7	11.6		5,307.1	11.9
Electricity, gas and water		1,295.8	3.0		1,213.7	2.7
Construction		3,879.4	8.9		3,995.5	9.0
Commerce, restaurants and hotels		6,060.4	14.0		6,182.9	13.9
Transportation, storage and communications		2,387.8	5.5		2,341.3	5.3
Other services (3) (4)		18,438.9	42.4		18,744.3	42.2
Net adjustments(5)		1,230.7	2.8		1,237.7	2.8
Total Nominal GDP(6)		43,440.7			44,450.1

(1)	Preliminary data.
(2)	Data includes agriculture, livestock, fishing and mining.
(3)	Includes public sector services and other services.
(4)	Includes real estate, business, financial and insurance services.
(5)	Payments made by financial institutions and import tariffs.
(6)	Totals may differ due to rounding.

Source: Banco Central.

Changes in GDP by Sector

(% change from previous period, except as otherwise indicated, 2005 prices)

January/September 2017/2018(1)
Primary activities(2)	(0.6)%
Manufacturing	4.7
Electricity, gas and water	(3.3)
Construction	0.2
Commerce, restaurants and hotels	1.8
Transportation, storage and communications	5.9
Other services (3) (4)	0.1
Total GDP	2.3

(1)	Preliminary data.
(2)	Data includes agriculture, livestock, fishing and mining.
(3)	Includes public sector services and other services.
(4)	Includes real estate, business, financial and insurance services.

Source: Banco Central.

Uruguay’s GDP increased 2.3% during the nine-month period ended September 30, 2018 compared to the same period in 2017. The sectors that primarily contributed to real GDP growth were manufacturing and transportation, storage and communications.

Growth in the transportation, storage and communications sector (5.9% in the nine-month period ended September 30, 2018 compared to the same period in 2017) was mainly driven by an increase in the use of data services.

Growth in the manufacturing sector (4.7% in the nine-month period ended September 30, 2018 compared to the same period in 2017) was mainly the result of ANCAP’s refinery resuming operations after a scheduled maintenance shutdown between February and September 2017.

Growth in the commerce, restaurants and hotels sector (1.8% in the nine-month period ended September 30, 2018 compared to the same period in 2017) was mainly driven by growth in the commerce sector due to an increase in imports, especially consumer goods, facilitated by the appreciation of the Uruguayan peso vis-à-vis the U.S. dollar.

Growth in the construction sector (0.2% in the nine-month period ended September 30, 2018 compared to the same period in 2017) was mainly driven by an increase in construction in Montevideo.

The agriculture, livestock and fishing sector, however, contracted (0.6% in the nine-month period ended September 30, 2018 compared to the same period in 2017) mainly due to the long-term effects of a severe drought that affected Uruguay during the 2017/2018 harvest, causing a drop in soybean production, and due to a decline in cattle slaughter. This decrease was partially offset by growth in the livestock and forestry sectors.

The electricity, gas and water sector contracted (3.3% in the nine-month period ended September 30, 2018 compared to the same period in 2017), mainly due to a decrease in the added value of electricity generation and distribution, driven by a change in the composition of energy resources.

Role of the State in the Economy

Public-Private Partnerships

In November 2018, the Tribunal de Cuentas (Audit Court) approved Grupo Vía Central’s economic proposal for the construction of a new railway line connecting Paso de los Toros in the center of the country with the port of Montevideo, and the related transportation infrastructure. See “Gross Domestic Product and Structure of the Economy—Role of the State in the Economy—Public-Private Partnerships” in the Annual Report. Works are expected to begin in early 2019.

In September 2018, the National Ports Administration (“ANP”) of Uruguay launched an international public bidding process for the building and operation of a port terminal in Montevideo specialized in the storage and shipping of pulp, chemicals and other inputs related to pulp production, with a concession tenure of 50 years. The tender is made in the context of a current study on the potential of building a new pulp mill in Uruguay conducted by UPM, a Finnish paper pulp producing company, following the memorandum of understanding entered into between UPM and the government in November 2017. See “Gross Domestic Product and Structure of the Economy—Role of the State in the Economy—Public-Private Partnerships” in the Annual Report. As of January 2019, ANP is reviewing a proposal presented by UPM, the only bidder of the process. According to preliminary UPM’s estimates, the port facilities will require investments of approximately US$260 million.

Aratirí Arbitration

On December 14, 2018, Uruguay responded to the demand presented against it before the United Nations Commission on International Trade Law in July 2018 by three individuals alleging to be investors of Minera Aratirí S.A. See “Recent Developments—Role of the State in the Economy” in the Annual Report. The claimants have until June 2019 to present their counter-arguments and Uruguay will have until December 2019 to respond to these counter-arguments.

Employment, Labor and Wages

Employment

According to estimates by the National Statistics Institute, the employment rate stood at 58.6% in November 2018 compared to 58.1% in November 2017 and the unemployment rate stood at 7.4% in November 2018, compared to 7.8% in November 2017.

Wages

In 2018, a new round of wage negotiations took place, based on the set of guidelines introduced by the central government in March 2018. See “Recent Developments—Gross Domestic Product and Structure of the Economy—Employment, Labor and Wages—Wages” in the Annual Report. As of December 2018, approximately 90% of wage negotiations had been successfully concluded.

For the 12-month period ended November 30, 2018, average real wages decreased by 0.3% compared to a 2.6% growth for the 12-month period ended November 30, 2017.

FOREIGN MERCHANDISE TRADE

Merchandise exports for the 12-month period ended November 30, 2018 totaled US$7.5 billion, compared to US$7.8 billion for the same period in 2017. Merchandise imports totaled US$8.5 billion for the 12-month period ended November 30, 2018, compared to US$7.8 billion for the 12-month period ended November 30, 2017.

Merchandise trade for the 12-month period ended November 30, 2018 recorded a deficit of US$932.1 million compared to a US$19.5 million surplus for the 12-month period ended November 30, 2017, mainly due to the long-term effects of a severe drought that affected Uruguay during the 2017/2018 harvest and caused a drop in soybean production.

FOREIGN TRADE ON SERVICES

The following tables set forth the components of Uruguay’s exports of services for the periods indicated.

Exports of Services

(in millions of US$)(1)

	2013		2014		2015		2016		2017		12-Month Period Ended September 30, 2018
Tourism	US$	2,089	US$	1,917	US$	1,970	US$	2,071	US$	2,558	US$	2,438
Other Services		2,733		2,700		2,516		2,084		2,522		2,600

Total		4,822		4,617		4,486		4,155		5,080		5,038

(1)	Preliminary data.

Source: Banco Central.

During the 12-month period ended September 30, 2018, gross tourism receipts decreased by 2.1% to US$2.4 billion, mainly due to a decrease in visitors from Argentina and Brazil, whilst the number of tourist arrivals increased by 1.3%, mainly driven by a 31.9% increase in tourism by Uruguayan citizens living abroad.

BALANCE OF PAYMENTS

Current Account

In 2015, the current account recorded a deficit of US$489 million (0.9% of GDP). The US$1.3 billion decrease in the current account deficit compared to 2014 was mainly attributable to an improvement in interest and dividends and trade of services.

In 2016, the current account recorded a surplus of US$324 million (0.6% of GDP). The US$813 million increase in the current account balance compared to 2015 was mainly attributable to an improvement in the merchandise trade and trade of services balances.

In 2017, the current account recorded a surplus of US$424 million (0.7% of GDP). The US$100 million increase in the current account surplus compared to 2016 was mainly attributable to an improvement in the merchandise trade and trade of services balances.

In the 12-month period ended September 30, 2018, the current account recorded a deficit of US$408 million (0.7% of GDP), compared to a surplus of US$602 million for the 12-month period ended September 30, 2017. The deficit was mainly attributable to an increase in primary income deficit which was partially offset by a positive goods and services trade balance and a secondary income surplus.

Financial Account

During the 12-month period ended September 30, 2018, the financial account (including non-registered movements recorded as errors and omissions), recorded a deficit of US$372 million, compared to a surplus of US$603 million during the 12-month period ended September 30, 2017. This deficit was mainly due to an increase in public sector indebtedness which was partially offset by net outflows of capital from the private sector.

International Reserves

As of December 28, 2018, Banco Central’s international reserve assets totaled US$15.6 billion (of which gold represented US$4 million). This amount includes US$6.1 billion of reserves and voluntary deposits of the banking sector, including US$2.4 billion of public banks, with Banco Central.

MONETARY POLICY AND INFLATION

Monetary Policy

Aggregate M1’ annual average growth during the third quarter of 2018 stood at 8.6%, slightly below the target range set by Banco Central of 9%-11%.

Inflation

The following table shows changes in consumer prices (CPI) and wholesale prices (WPI) for the period indicated.

Changes in CPI and WPI

(% change from previous year at period end)

	CPI	WPI
For the twelve months ended December 31, 2018	8.0%	10.0%

Source: National Institute of Statistics.

For the 12-month period ending December 31, 2018, consumer prices rose 8.0%, mainly due to an increase in the prices of food and non-tradable goods, while the wholesale prices recorded a 10.0% increase.

The weighted average annual interest rate for 91 to 180 day term deposits in U.S. dollars in the banking system was 0.3% and 0.2% in November 2018 and November 2017, respectively. The weighted average annual interest rate for 91 to 180 day term deposits in pesos in the banking system was 5.2% and 5.5% in November 2018 and November 2017, respectively.

The following table shows the value in pesos of the UI as of December 31, 2018:

UI
Value in pesos as of December 31, 2018	Ps. 4.0270

Source: National Institute of Statistics.

Foreign Exchange

The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the period indicated.

Exchange Rates(1)

(pesos per US$)

	High	Low	Average	Period-End
For the 12 months ended December 31, 2018	33.214	28.151	30.739	32.390

(1)	Daily interbank end-of-day bid rates.

Source: Banco Central.

THE BANKING SECTOR

2003-2018: Recovery and Economic Growth

As of November 2018, foreign currency deposits held by non-residents stood at US$2.8 billion, 13.2% of total foreign currency deposits.

FISCAL POLICY

On October 15, 2018, Congress enacted Law No. 19,670 (the “2017 Rendición de Cuentas”). See “Recent Developments—Fiscal Policy” in the Annual Report.

PUBLIC SECTOR FINANCES

In the 12-month period ended November 30, 2018, Uruguay’s overall public sector deficit represented approximately 2.7% of GDP, compared to an overall public sector deficit of 3.3% of GDP for the 12-month period ended November 30, 2017. This decrease of the overall public sector deficit as a percentage of GDP was mainly due to the enactment of a new law introducing changes to the Uruguayan social security system, as described below. Although these changes have positively affected the fiscal balance and show a decrease in the fiscal deficit (in accordance with the 2014 IMF Government Finance Statistics Manual), the government’s overall fiscal deficit to GDP targets are set excluding these effects.

Further, in the 12-month period ended November 30, 2018, Uruguay’s overall public sector primary balance reflected a surplus representing approximately 0.8% of GDP, compared to an overall public sector primary balance deficit of approximately 0.1% of GDP for the 12-month period ended November 30, 2017. For the 12-month period ended November 30, 2018, the public sector’s interest expenditures stood at approximately 3.5% of GDP, compared to 3.2% of GDP for the 12-month period ended November 30, 2017.

In December 2017, Congress enacted legislation (the “Cincuentones Law”) allowing certain workers and retirees aged more than fifty as of April 1, 2016 to change their affiliation from the individual capitalization pension scheme, which is managed by pension funds who manage contributions (“Administradoras de Fondos de Ahorro Previsional or “AFAPs”) and insurance companies who pay out pensions in annuities, to the public social security “pay-as-you-go” scheme which is managed by the Banco de Prevision Social (the “BPS”). The government estimates that between 28,000 to 70,000 workers and retirees may change their affiliation over the next three years. Pursuant to the Cincuentones Law, the accumulated savings of workers and retirees who elect to change to the public social security scheme are transferred to the BPS. The amounts transferred will be held in a trust (the “Social Security Trust” or “FSS”) that has the BPS as its beneficiary, which will be ring-fenced until 2024 and will then be used gradually to pay for these additional pensions over a 20-year period. In accordance with the 2014 IMF Government Finance Statistics Manual, (i) all transactions related to the FSS are treated as transactions of the BPS and therefore the transfers into the FSS are reflected as revenues in the central government’s fiscal balance, reducing the fiscal deficit, (ii) to the extent that some of these savings are transferred from AFAPs to the BPS in the form of government securities, it will lead to a reduction in gross total public sector debt, and (iii) these and any future savings transferred to the BPS will not materially reduce public financing needs due to the FSS being ring-fenced for six years.

Starting October 2018, the AFAPs and insurance companies began transferring the contributions of workers and retirees who elected to change their affiliation to the BPS. As of November 30, 2018, the BPS had received transfers of assets representing approximately 1.1% of GDP. These transactions were openly recorded and communicated by the authorities in the relevant sections of fiscal accounts. In the medium term, pension fund liabilities assumed by BPS pursuant to this legislation may exceed additional revenues from transfers from the AFAPs and insurance companies, weakening the government’s balance sheet. See “Fiscal Policy—Social Security” in the Annual Report.

PUBLIC SECTOR DEBT

Pursuant to the 2017 Rendición de Cuentas, the government may increase the amount of public net debt by 14 billion UIs in 2019 and by 13.5 billion UIs in 2020 and thereafter. As of December 31, 2018, one UI was equal to Ps. 4.0270.

Central Government Debt

The following table sets forth information regarding the debt of the central government outstanding as of September 30, 2018.

	As of September 30, 2018
Gross Debt	US$	28,281
Of which
(% in foreign currency)		55
(% in local currency)		45
Of which
Nominal		10
CPI-linked		31
Wage-linked		4
Average maturity (in years)		14.6
Net Debt	US$	25,117

Source: Ministry of Economy and Finance.

As of September 30, 2018, the central government’s liquid assets available to discharge obligations stood at approximately US$2.2 billon. In addition, credit lines available to Uruguay’s central government from CAF, FLAR (Latin American Reserve Fund), IADB and the World Bank grant Uruguay access to contingency financing for approximately US$2.4 billion. As of September 30, 2018, the central government’s debt service obligations for the next 12 months, capital payments and interest expenses, stood at approximately US$1.6 billion.

In 2018, the central government issued peso-denominated treasury notes linked to the average nominal wage index and CPI-linked treasury notes for an aggregate principal amount equivalent to US$1.6 billion. This includes US$694 million issued under a joint liability management operation with Banco Central conducted in November 2018, pursuant to which investors tendered short term securities of Banco Central and the central government in exchange for peso-denominated treasury notes linked to the average nominal wage index and CPI-linked treasury notes with a longer maturity.

The following table sets forth information regarding the amortization, in the periods indicated, of central government debt issued in the capital markets:

Amortization of Central Government Capital Market Debt

(in millions of US$)(1)

	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
Foreign Currency	461	205	546	614	489	489	758	700	722	—
Local Currency	508	1,759	739	1,527	305	305	1,088	1,020	1,020	2,024

Total	969	1,964	1,285	2,141	794	794	1,846	1,720	1,742	2,024

	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038
Foreign Currency	—	—	91	250	500	352	352	352	—	—
Local Currency	335	505	67	67	67	0	294	294	294	—

Total	335	505	158	317	567	352	646	646	294	—

	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048
Foreign Currency	—	—	—	—	244	244	244	—	—	1,316
Local Currency	—	219	219	219	219	219	—	—	—	—

Total	—	219	219	219	463	463	244	—	—	1,316

	2049	2050	2051	2052	2053	2054	2055
Foreign Currency	1,316	1,316	—	—	583	583	583
Local Currency	—	—	—	—	—	—	—

Total	1,316	1,316	—	—	583	583	583

(1)	Preliminary data.

Source: Ministry of Economy and Finance.

Total Public Sector Debt

The gross public sector debt (which includes direct debt of the central government as well as Banco Central bills and debt of public enterprises and local governments), totaled US$38.3 billion as of September 30, 2018, compared to US$37.4 billion as of September 30, 2017.

As of September 30, 2018, 47.4% of the total gross public sector debt was denominated in foreign currencies and 52.6% in Uruguayan pesos, compared to 42.8% and 57.2%, respectively, as of September 30, 2017.

Public Sector External Debt

The following table sets forth the total public sector external debt, net of international reserve assets and certain other assets of Banco Central, as of September 30, 2018.

Total Public External Debt, Net of International Reserve Assets

(in millions of US$)

	As of September 30, 2018(1)
Total gross public sector external debt	US$	18,349
Less external assets:
Non-financial public sector		216
Banco Central(2)		16,833
Of which:
Banco Central international reserve assets(3)		15,908
Other assets		926
Total public sector external debt, net of assets	US$	1,300

(1)	Preliminary data.
(2)	Totals may differ due to rounding
(3)	Gold valued for each period at London market prices at end of period.

Source: Banco Central.

OTHER RECENT DEVELOPMENTS

Money Laundering Law.

On November 12, 2018, the central government enacted Decree No. 379/018, regulating Law No. 19,574. See “Recent Developments—Other Recent Developments—Money Laundering Law” in the Annual Report.

Presidential and Congressional Elections.

On June 30, 2019, primary elections, in which each participating political party selects its candidate in the upcoming presidential elections, are scheduled to take place. Presidential elections, together with congressional elections, are scheduled for October 27, 2019. In such presidential election, if no candidate obtains the absolute majority required to secure presidency, a run-off election is scheduled to take place on November 24, 2019 between the two candidates with the most votes. The elected President will assume office on March 1, 2020 for a term ending on March 1, 2025.